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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

             For Period Ended: June 30, 2001

             [ ]      Transition Report on Form 10-K
             [ ]      Transition Report on Form 20-F
             [ ]      Transition Report on Form 11-K
             [ ]      Transition Report on Form 10-Q
             [ ]      Transition Report on Form N-SAR

             For the Transition Period Ended: Not Applicable
                                              ---------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I - REGISTRANT INFORMATION

Full Name of Registrant:  SELECT THERAPEUTICS INC.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office:
50 Cummings Park
Woburn, Massachusetts 01801


PART II - RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject Form 10-KSB will be filed on or before October 12, 2001, the fifteenth calendar day following September 28, 2001, the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

         The Registrant could not file its annual report on Form 10-KSB for the fiscal year ended June 30, 2001 on the prescribed filing date for the following reasons:

         The Registrant was unable to use its current financial printer, dtech who appears to have been adversely affected by the extraordinary events on September 11, 2001. As a result and at the last minute, the Registrant had to obtain a new financial printer. Accordingly, the Registrant is not able without unreasonable effort or expense to file its Form 10-KSB on or prior to the prescribed filing date of September 30, 2001.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

 Robert Bender, Chairman of the Board of Directors              (781)939-0995
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         (Name)                                                  (Tel. No.)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     We are reporting a net loss of $6,069,800 for the fiscal year ended June 30, 2001 as compared to the net loss of $2,981,700 for the previous fiscal year.

         A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-KSB to be filed.

         Select Therapeutics Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated this 1st day of October, 2001

                                             SELECT THERAPEUTICS INC.




                                             By /s/ Robert Bender
                                               ---------------------------------
                                                Robert Bender
                                                Chairman of the Board